SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from . . . . . . . . . . . . . . . . . . . to . . . . . . . . . . . . . . . . . . . . . . . .
Commission file number. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

A.	Full Title of the Plan and the address of the Plan:

GENERAL CABLE SAVINGS PLAN
FOR HOURLY ASSOCIATES

4 Tesseneer Drive
Highland Heights, Kentucky 41076

2.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

GENERAL CABLE CORPORATION

4 Tesseneer Drive
Highland Heights, Kentucky 41076

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of General Cable Corporation, to the Retirement Plans Finance Committee and the Retirement Plans Administrative Committee (the “Retirement Committees”) and to the Participants of the General Cable Savings Plan for Hourly Associates:

We have audited the accompanying statements of net assets available for benefits of the General Cable Savings Plan for Hourly Associates (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 4, 2004

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Participant-directed investments (Note 3):	$25,976,577	$21,138,443

NET ASSETS AVAILABLE FOR BENEFITS	$25,976,577	$21,138,443

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CONTRIBUTIONS:
Employee	$1,614,807	$1,633,776
Employer	1,032,172	1,087,757
Rollover	7,562	19,897

Total contributions	2,654,541	2,741,430

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	3,599,068	(3,561,761)
Interest and dividends	583,117	680,819

Net investment income (loss)	4,182,185	(2,880,942)

DEDUCTIONS:
Benefits paid to participants	(1,802,491)	(1,244,490)
Other distributions	(20,960)	(20,265)

Total deductions	(1,823,451)	(1,264,755)

Transfer (to) from other Plans	(175,141)	384,893

NET INCREASE (DECREASE)	4,838,134	(1,019,374)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	21,138,443	22,157,817

End of year	$25,976,577	$21,138,443

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

NOTES TO THE FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of the General Cable Savings Plan for Hourly Associates (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering certain non-union hourly employees of the Company or an affiliated company scheduled to work at least twenty hours per week. GK Technologies, Inc. is the Plan Sponsor. General Cable Corporation and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. MFS Heritage Trust Co. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants may contribute up to a certain percent of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company, at its discretion, may match a percent of the participants’ before-tax contributions for participants employed at the Jackson, Tennessee plant; the Marshall, Texas plant; the South Hadley, Massachusetts plant; the Dayville, Connecticut plant and the Lawrenceberg, Kentucky plant. The Company’s matching contributions were $540,731 and $592,720 for the years ended December 31, 2003 and 2002, respectively.

The Plan provides for the Company to make a contribution to the Plan’s employee retirement account for certain participating locations. The discretionary contribution is for participants employed at the Jackson, Tennessee plant; the Marshall, Texas plant; the South Hadley, Massachusetts plant and the Dayville, Connecticut plant. The Company’s discretionary contributions were $491,441 and $495,037 for the years ended December 31, 2003 and 2002, respectively.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, the Company’s discretionary retirement contribution, and investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments—Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan offers fourteen investment options including mutual funds, a common/collective trust fund and a Company common stock fund as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. The vesting of the Company’s discretionary retirement contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100 percent vested after seven years of credited service or immediately upon attainment of age 55 with 5 years of service or death or disability.

The vesting of the Company’s discretionary matching contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100 percent vested after four years of credited service or immediately upon attainment of age 65, age 55 with 5 years of service or death or disability.

Participants hired prior to July 1, 2000 should refer to the Plan Document for their vesting schedule.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime rate plus one percent, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions.

In-Service Withdrawals—Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59 and one half, in accordance with the Plan Document.

Payment of Benefits—Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.

Forfeitures—As of December 31, 2003, forfeited nonvested accounts totaled $102,851. There were no forfeited nonvested accounts as of December 31, 2002. Forfeitures are used to reduce future Company contributions to the Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments including mutual funds, a common/collective trust fund and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds, the common/collective trust fund and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company.

Payment of Benefits—Benefits are recorded when paid.

Transfers—In addition to this Plan, the Company also sponsors the General Cable Retirement and Savings Plan for Salaried Associates and the General Cable Savings Plan. If employees change their status during the year, their account balances are transferred into the corresponding plan. The transfer (to) from other Plans on the accompanying statements of changes in net assets available for benefits represents net transfers of participant account balances (to) from the corresponding plans.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
*MFS Fixed Fund—Class I	$7,162,084	$6,909,896
*MFS Value Fund—Class I	3,956,392	3,341,412
*MFS Emerging Growth Fund—Class I	2,291,787	1,638,173
Vanguard Institutional Index Fund	2,125,633	1,608,027
Franklin Small Mid Cap Growth Fund—Class A	1,393,650	**

* Party-in-interest

** Less than 5% of Plan’s net assets

During the years ended December 31, 2003 and 2002, Plan investments (including investments bought, sold and held during the period) appreciated/(depreciated) in value as follows:

	2003	2002
Mutual Funds	$2,898,865	$(2,966,795)
General Cable Corporation Common Stock Fund	700,203	(594,966)

Net appreciation (depreciation) of investments	$3,599,068	$(3,561,761)

4.	RELATED-PARTY TRANSACTIONS

Certain plan investments are held in shares of mutual funds managed by MFS Investment Management, an affiliate of MFS Heritage Trust Co. In addition, MFS Heritage Trust Co. acts as directed trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions (under a prohibited transaction exemption).

As of December 31, 2003 and 2002, the Plan held 123,841 and 161,536 units, respectively, of the common stock fund of General Cable Corporation, a participating employer, with a cost basis of $866,041 and $785,568, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan Sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving this determination letter in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. However, the Plan sponsor believes the Plan is designed and being administered in accordance with the Internal Revenue Code. Therefore, no provision for income taxes is included in the accompanying financial statements.

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SUPPLEMENTAL SCHEDULE

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003

Identity of Issuer	Fair
Description of Investment	Value
Common/Collective Trust Fund—
*MFS Fixed Fund-Class I	$7,162,084

Mutual Funds:
American EuroPacific Growth Fund—Class A	587,565
American Funds Growth Fund	132,103
Franklin Small Mid Cap Growth Fund—Class A	1,393,650
*MFS Capital Opportunities Fund—Class I	376,371
*MFS Emerging Growth Fund—Class I	2,291,787
*MFS Massachusetts Investors Growth Stock Fund—Class I	1,210,976
*MFS Massachusetts Investors Trust Fund- Class I	825,462
*MFS Mid Cap Growth Fund—Class I	126,858
*MFS Money Market Fund	49,787
*MFS Research International Fund—Class I	222,677
*MFS Strategic Income Fund—Class I	1,050,597
*MFS Value Fund—Class I	3,956,392
PIMCO Total Return Fund—Class A	630,727
Vanguard Institutional Index Fund	2,125,633

14,980,585

Common Stock Fund—
*General Cable Corporation	1,009,308

Loans to Participants—
*Notes receivable, with interest rates ranging from 5.00% to 12.28%, maturing through November 2012	2,824,600

$25,976,577

* Party-in-interest

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE SAVINGS PLAN FOR HOURLY ASSOCIATES

Date: June 25, 2004	By: /s/ Robert J. Siverd
	Name:	Robert J. Siverd
	Title:	Member, Savings Plan
Administrative Committee